January 7, 2016 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Enzymotec Ltd.
Form 20-F for the Year Ended December 31, 2014, Filed March 2, 2015
File No. 001-36073

Dear Mr. Rosenberg:

On behalf of our client, Enzymotec Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to a comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 24, 2015 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on March 2, 2015 (the “Annual Report”).

 Set forth below is the response of the Company to the comment in the Comment Letter. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Item 5: Operating and Financial review and Prospects

Year ended December 31, 2014 compared with year ended December 31, 2013

Cost of revenues and gross profit, page 54

1.
You state: “InFat, which when accounted for by the equity method, carries a higher margin than other Nutrition products.” Explain to us why InFat has a higher gross margin when accounted for by the equity method. It would not seem that InFat would impact your gross margin under US GAAP since, under the equity method, revenues and costs of revenues from equity method investees are not included in your US GAAP revenues and costs of revenues. You further state on page 52: “Accordingly, the revenues we recognize from the arrangement under U.S. GAAP are the amounts we charge to AAK [for the enzymes], or our direct costs of production plus our share of the JV profits.” Tell us how you account (measurement, recognition and classification) for the amounts you charge to AAK for the enzymes and provide support for your accounting.

Securities and Exchange Commission
January 7, 2016

Response:

The Company understands the Staff’s comment and will clarify the use of the term “equity method” in the disclosure noted above.  Under the equity method for the Company’s investment in its 50% equity investee, Advanced Lipids AB (“AL”), revenues and cost of revenues of AL are not included in the Company’s U.S. GAAP revenues and cost of revenues but rather under one line item, “Share of Profits in Equity Investee”.  AL serves as a distributor for the Company and for AarhusKarlshamm AB (“AAK”), the Company’s joint venture partner and owner of the remaining 50% of AL, and as such generates a low profit for its activities. Share of profits in equity investee represents 50% of such profit.

The Company advises the Staff regarding the measurement, recognition and classification of the amounts charged to AAK for the Company’s enzymes is as follows:

•	Measurement – Amounts are charged based on the costs of production of the enzymes plus an agreed upon profit amount.

•	Recognition – Revenues in respect of enzymes shipped to AAK are recognized only upon sale by AL to its end users/customers.

•	Classification – Amounts charged to AAK as mentioned above are recorded as revenues. Costs of producing the enzymes are recognized as cost of sales at the time of revenue recognition.

Since under the equity method the Company does not include its proportionate share of the revenues, cost of revenues and operating expenses of AL in the Company’s results of operations (but rather as one line item), the Company’s results reflect lower revenues and a higher gross profit margin in comparison to the proportionate basis that the Company uses for segment reporting.

The Company acknowledges the Staff comment regarding InFat profitability and plans to revise the disclosure in its upcoming annual report on Form 20-F for the 2015 fiscal year as follows:

“When InFat products are sold by AL, we record revenues from our sales to AAK of our enzymes used for InFat production.  Such revenues have higher gross margins than other Nutrition products.  For segment reporting, we present revenues from sales and cost of revenues of our InFat product on a proportionate basis which include the results of our JV.  As such there are higher revenues, but a lower gross profit margin as compared with our consolidated results of operations.”

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Please do not hesitate to contact the undersigned at (212) 819-8754 with any questions.

Sincerely, /s/ Colin Diamond Colin Diamond

cc:	Oren Bryan, Chief Financial Officer, Enzymotec Ltd.